As filed with the Securities and Exchange Commission on February 8, 2022

Registration No. 333-257860

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

Copies to:

Gregory Harrington, Esq.	Gabriel Felpeto
Raul Herrera, Esq.	Chief Financial Officer
Arnold & Porter Kaye Scholer LLP	Corporación Andina de Fomento
601 Massachusetts Avenue N.W.	Torre CAF
Washington, D.C. 20001	Avenida Luis Roche, Altamira
United States of America	Caracas, Venezuela

Approximate date of commencement of proposed sale to the public: From time to time after this

Registration Statement becomes effective.

The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

This Post-Effective Amendment No. 1 to the Registration Statement is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933.

PART II EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement (Registration No. 333-257860) under Schedule B of the Securities Act of 1933 (the “Securities Act”) is filed pursuant to Rule 462(d) under the Securities Act solely to add exhibits to the Registration Statement.

EXHIBITS

Exhibit Number	Description

5.2	Opinion of Jorge Luis Silva Mendez, General Counsel to CAF, with respect to legality

5.3	Opinion of Arnold & Porter Kaye Scholer LLP, United States counsel to CAF, with respect to legality

23.4	Consent of General Counsel to CAF (included as part of Exhibit 5.2)

23.5	Consent of Arnold & Porter Kaye Scholer LLP (included as part of Exhibit 5.3)

II-1

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bogota, Colombia, on the 8th day of February, 2022.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ Gabriel Felpeto
Name: Gabriel Felpeto
Title: Vice President of Finance and Chief
Financial Officer

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 8th day of February, 2022.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director